Lim Ah Lay / Yati - File PRC Contract



Civil Aviation Authority of Singapore

Your Reference:

Our Reference: OP/ATE/F1.1

Date:

2 April 2008

Tel : 6541 2989
Fax: 6542 2447
Email: chua_kim_hee@caas.gov.sg

Infotel Technologies (Pte) Ltd
9 Tai Seng Drive #02-01
Singapore 535227
Attn: Mr James Han

Dear Sir

**EXTENSION OF MANAGEMENT OF FAULT REPORTING CENTRE
CONTRACT (FRC)**

We are pleased to inform you that we are exercising the option to extend the
Management of Fault Reporting Centre contract from 1 April 2008 to 31 March 2010 at
the price of $1,616,944.84.

2   Please extend the validity period of all security deposits and insurance policies to
coincide with the extension period mentioned in paragraph 1.

3   Kindly acknowledge receipt of this letter on attached acknowledgement slip and
return the slip to Mr Chua Kim Hee, Air Traffic Services Division.

Yours faithfully

TAY TIANG GUAN
SENIOR DIRECTOR (REGULATORY AND INTERNATIONAL GROUP)

SINGAPORE
QUALITY
AWARD
for business excellence

2003 Winner

OP/ATE/F1.1

Civil Aviation Authority of Singapore
Air Traffic Services Division
Room 046-043, 4th Storey, Terminal 2
Singapore Changi Airport
Fax No: 6542-2447
Attn: Chua Kim Hee

EXTENSION OF MANAGEMENT OF FAULT REPORTING CENTRE CONTRACT

We hereby acknowledge receipt of your letter dated 2 April 2008 and agree on the option to extend the Management of Fault Reporting Centre contract from 1 April 2008 to 31 March 2010 at the price of $1,616,944.84.

Contractor's Name and Signature : _WONG CHING MING_ _Ching ming Wong_ .

Company's Stamp :

INFOTEL TECHNOLOGIES (PTE) LTD
9 Tai Seng Drive
#02-01 Singapore 535227
Tel: 65807777 (30 Lines) Fax: 62876577

Date : _10 April 2008_

Witness' Name and Signature : _Chin kh Jay_

Date : _10 Apr '08_

Fax copy ?
Original sent by Hand
(Ong Beng Keong)
11/4/08

